Broadway Plaza, 520 Broadway, Suite 350
Santa Monica, CA 90401

February 17, 2011

To whom it may concern

Resignation of Richard Hurst from the Boards of The Saint James Company, The Saint James EOS Wine Company and related entities

This letter serves to give notice of the resignation, with immediate effect, of Richard Hurst from the following positions:
•	Chief Executive Officer and Director of The Saint James Company
•	Chairman and Director of The Saint James EOS Wine Company
•	Any positions associated with any entities related to the above companies

Yours faithfully,

Richard Hurst